September 7, 2011

By Fax and Edgar

William H. Thompson
Branch Chief - Accounting
Securities and Exchange Commission
Fax:   202-772-9349

Re:	BNH Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 17, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 9, 2011
File No. 0-53212

Dear Mr. Thompson:

BNH Inc. acknowledges receipt of the letter dated September 2, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Per the instructions in your letter, we will correct our disclosure in future filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that BNH Inc. is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The following is an item-by-item response to the Staff’s comments. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1.	We show that your file number is 0-53212 rather than 333-150266. Please use the correct file number in future filings.

Response:                      Confirmed.  In future filings we will use our file number 0-53212 rather than 333-150266.

Item 9A. Controls and Procedures, page 10

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 10

2.
We note that you conducted an assessment of the design and effectiveness of your internal control over financial reporting as of the end of the fiscal year. In future filings please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Response:                      Confirmed.  In future filings including Item 9A, we will provide a statement identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting.

(c) Changes in Internal Control over Financial Reporting, page 10

3.
Item 308(c) of Regulation S-K requires disclosure of any change (as opposed to significant changes) in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. In future filings please revise your disclosure to comply with Item 308(c) of Regulation S-K by disclosing any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

           Response:                      Confirmed.  In future filings we will comply with Item 308(c) of Regulation S-K by disclosing any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 6. Exhibits, page 5

4.	In future filings please include the Interactive Data File required by Item 601(b) of Regulation S-K as Exhibit 101. Please also mark the appropriate box on the facing page.

           Response:                      Confirmed.  In future filings we will include the Interactive Data File required by Item 601(b) of Regulation S-K as Exhibit 101, and we will mark the appropriate box on the facing page.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: 212-428-6883.

Sincerely,
Nehemya Hesin, President, Treasurer and Director

VIA EDGAR

cc:	Yolanda Guobadia, Securities and Exchange Commission, Division of Corporation Finance – Edgar
Steve Kronengold, SRK Law Offices